Exhibit 99.1

Mr. Andreas Vgenopoulos

Vice Chairman

Marfin Investment Group

Kifissias Ave, 24

GR – 15125 Greece

March 15th, 2008

Dear Mr. Vgenopoulos,

Binding Offer (the “Proposal”) for a potential acquisition of shares in Hellenic Telecommunications Organization SA (“OTE”)

Deutsche Telekom AG (“DT”) is pleased to submit to you, for the benefit of Marfin Investment Group (“MIG” or the “Selling Shareholder”), the following Proposal with regard to the purchase of its 98,026,324 ordinary shares in OTE (the “Shares”) equivalent to 19.999234% of the ordinary share capital of OTE (the “Proposed Transaction”).

Bid price

On the basis of our review of all available public information, and having obtained financial and legal advice, DT hereby offers a price of Euro 26.00 per share, equivalent to a total consideration for the Shares of Euro 2,548,684,424 (the “Purchase Price”). If, by mutual agreement, this Proposal were to be extended such that the Shares are transferred to DT ex-dividend, the Purchase Price shall be decreased by the total amount of dividend paid by OTE on the Shares for the fiscal year ending on December 31st 2007.

DT further undertakes that it will not offer to any other shareholder in OTE a price higher than Euro 26.00 per share for a six month period from the date of this letter agreement unless required by applicable law.

The Purchase Price will be paid from resources available to DT and completion of the Proposed Transaction will not be subject to any financing or funding arrangements and / or approvals.

Conditions of the Proposal

The Proposed Transaction is subject to the following conditions (the “Conditions”):

1.

Obtaining the approval of the Interministerial Committee for Privatizations to DT’s satisfaction, including in respect of article 11 of the Greek Law 3631/2008, not later than April 30th 2008 – it being understood in relation to this condition that DT shall commit all reasonably required lawful resources to attempt to obtain such approval as soon as possible; and,

2.	While this letter has been approved by the Management Board of DT, (Vorstand), formal approval by the Supervisory Board of DT (Aufsichtsrat) before completion of the Proposed Transaction is required.

DT may waive condition 1 at any time by giving notice to the Selling Shareholder. If the Conditions are not satisfied or waived by April 30th 2008, the Proposal shall cease to be of any force or effect and no party shall have a claim over the other.

Completion and settlement

Completion of the Proposed Transaction (the “Completion”) shall take place on the day and at the time indicated in DT’s notice to Selling Shareholder (the “Completion Notice”) which shall be not more than 5 business days (which shall be a day on which banks are generally open in Athens for normal business (a “Business Day”)) after the satisfaction or waiver, respectively, of the Conditions (the "Completion Date"). On the Completion Date the Selling Shareholder shall sell and deliver to DT the full and unconditional title to the Shares, together with all rights, titles or interest, then or thereafter attaching thereto, free and clear from of any encumbrance, including any pledge, lien, security interest, charge, preemptive right, option or other third party right, and DT will acquire from the Seller the Shares. The Selling Shareholder may at his discretion procure the delivery of the Shares and in general the fulfillment of his obligations under this provision by any third party holding the shares for his account by virtue of financial structures.

On the Completion Date the Seller and DT will instruct their respective account operators in the Dematerialised Securities System of the Athens Exchanges SA, to complete the transfer of the Shares on a delivery versus payment basis, by way of a Block Trade according to articles 22 of the Clearance and Settlement Regulation of the Athens Exchanges, as approved by the decision No. 3/461/24.1.2008 of the Hellenic Capital Markets Commission and articles 100 and 101 of the Athens Exchange Rule Book, as amended and in force.

Investment approval

DT confirms that it has received all necessary approvals required to submit this Proposal.

Contacts

Any notice or other formal communication given under this Proposal must be in writing and shall be delivered or sent by post or fax to (each a “Nominee”) as follows:

For MIG	For DT

Name: George Efstratiadis	Name: Kevin Copp
Position: Chief Operating Officer	Position: Senior Vice President
Tel: 0030 210 8170 129	Tel: 004922818185000
Fax: 0030 210 6896 333	Fax: 004922818185111
Mob: 0030 6941 400 018	Mob: 00491715614442
Email: gefst@marfinbank.gr	Email: kevin.copp@telekom.de

or at any such address or fax number of which the above nominees shall have given notice for this purpose to the other party under this clause. Any notice or other communication sent by post shall be sent by prepaid first class post (if the country is the same destination as the country of origin) or by prepaid courier (if the country of destination is not the same as the country of origin).

Other matters

The Proposal is governed by German Law, without prejudice to the public order provisions of the laws of Greece regarding the stock-exchange transaction or off-exchange transaction in relation to the Shares and without application of the principles of the conflicts of law. Notwithstanding the above, DT and MIG agree to limit all forms of communication of this letter agreement to the extent required by law or regulation, and agree to co-operate and consult each other on any other forms of communication.

All disputes arising out of or in connection with this letter agreement shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce by three arbitrators appointed in accordance with said Rules. The place of arbitration shall be Zurich. The arbitration proceedings shall be conducted, and the award shall be rendered in the English language.

Each party shall bear its own costs.

This Proposal is valid for acceptance until 4:00pm on March 17th 2008. The acceptance of the Proposal shall be deemed to have occurred if the Proposal countersigned by MIG will have been sent by fax to the Nominee for DT at the details above.

Signed on behalf of DT by:	Dr. Karl-Gerhard Eick	/s/ Dr. Karl-Gerhard Eick
Finance Director
Deputy Chairman, Board of Management

	Kevin Copp	/s/ Kevin Copp
Senior Vice President

Signed of behalf of MIG by:	Andreas Vgenopoulos	/s/ Andreas Vgenopoulos
Executive Vice Chairman

	George Efstratiadis	/s/ George Efstratiadis
Chief Operating Officer
Member of the Board of Directors